Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 15, 2012 (except for the Consolidated Statements of Operations and Note 11 “Discontinued Operations,” as to which the date is August 31, 2012 and except for the retrospective changes for the stock dividend described in Note 1 “Summary of Significant Accounting Policies,” Note 7 “Stockholders’ Equity” and Note 14 “Loss Per Share,” as to which the date is September 10, 2012) in Amendment No. 7 to the Registration Statement (Form S-11 No. 333–177904) and related Prospectus of Spirit Realty Capital, Inc. (formerly known as Spirit Finance Corporation) for the registration of its common stock.

/s/ Ernst & Young LLP

Phoenix, Arizona

September 10, 2012